UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __*)

ActiveCore Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

005060 10 8
(CUSIP Number)

May 19, 2005
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

        *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 005060 10 8

_________________________________________________________________

        1.     Names of Reporting Persons. Debbie Gracie-Smith
                IRS Identification Nos. of above persons (entities only). Not Applicable

_________________________________________________________________

        2.     Check the appropriate box if a member of a Group (See Instructions).

                (a)...................................................

                (b) X ..............................................

_________________________________________________________________

        3.     SEC Use Only..........................................

_________________________________________________________________

        4.     Citizenship or Place of Organization - Canada

_________________________________________________________________

Number of	5. Sole Voting Power - 4,710,515
Shares	__________________________________________________

Beneficially
Owned by	6. Shared Voting Power - 0
Each Reporting	__________________________________________________

Person With:
7. Sole Dispositive Power - 4,710,515
__________________________________________________
8. Shared Dispositive Power - 0

______________________________________________________________________________

        9.     Aggregate Amount Beneficially Owned by Each Reporting Person - 4,710,515

______________________________________________________________________________

       10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

______________________________________________________________________________

       11.   Percent of Class Represented by Amount in Row (9) - 7.4%

______________________________________________________________________________

       12.   Type of Reporting Person (See Instructions) - IN

Item 1.

        (a)     Name of Issuer - ActiveCore Technologies, Inc.

        (b)     Address of Issuer's Principal Executive Offices -
                 156 Front Street West, Suite 210, Toronto, Ontario M5J 2L6, Canada

Item 2.

        (a)     Name of Persons Filing - Debbie Gracie-Smith

        (b)     Address of Principal Business Office or, if none, Residence -
                        2502 Trevor Drive
                        Oakville, Ontario
                        L6L 5C6

        (c)     Citizenship/Place of Organization - Canada

        (d)     Title of Class of Securities - Common Stock

        (e)     CUSIP Number - 005060 10 8

Item 3.     If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned: 4,710,515

        (b) Percent of class: 7.4% based on 63,854,205 shares of common stock outstanding.

        (c) Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote: 4,710,515

                (ii) Shared power to vote or to direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition of: 4,710,515

                (iv) Shared power to dispose or to direct the disposition of: 0.

Pursuant to the terms of a Share Purchase Agreement with the Issuer, the Filer has agreed to a contractual lock-up of its shares of the Issuer with voting restrictions for a period of two years from the receipt of the shares to support recommendations made by the directors and management of the Issuer.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Item 5. Ownership of Five Percent of Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [__]

                                                                                    Not Applicable

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                                                                    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                                                                                    Not Applicable

Item 8. Identification and Classification of Members of the Group

        If a group has filed this schedule pursuant to § 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to § 240.13d-1(c) or § 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                                                                                    Not Applicable

Item 9. Notice of Dissolution of Group

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                                                                    Not Applicable

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2005
Date

/s/ Debbie Gracie-Smith
Debbie Gracie-Smith

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)